Western Wind Energy Corp.
Management Discussion and Analysis
For the Nine Months Ended October 31, 2007

December 31, 2007

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited financial statements of Western Wind Energy Corp. (“Western Wind” or the “Company”) for the nine months ended October 31, 2007. All amounts are expressed in Canadian dollars unless otherwise stated.

This report, including the MD&A, contains forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Overall Performance

Corporate Summary

The Company owns two wind energy electrical generation facilities and is developing wind energy projects in California and Arizona. The Windridge generating facility in Tehachapi, California has a 4.5 MW rated capacity and the Mesa Wind Power generating facility near Palm Springs, California has a 29.9 MW rated capacity. In California and Arizona, the Company has purchased or leased land to build wind farms and is continuing to carry out meteorological, environmental, geotechnical, permitting and zoning work to further the development of these properties into wind farms.

The Company is headquartered in Coquitlam, BC and has branch offices in Scottsdale, Arizona and Bakersfield, California. It is listed on the TSX Venture Exchange under the symbol “WND”, and the OTC Bulletin Board trading on the Pink Sheets market under the symbol “WNDEF”.

The Company has assembled a management team that is experienced in various aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, turbine selection, construction, environmental, operations and sales and marketing.

The Company operates through two wholly-owned subsidiaries that are responsible for the management of wind farms and the development of new energy projects. Aero Energy LLC (“Aero”) is responsible for the development of the Windstar 120 MW Project and Windridge 9MW Redevelopment Project as well as the operation of the existing 4.5 MW Windridge wind farm. Verde Resources Corporation (“Verde”) is responsible for the development of Arizona and California wind projects (excluding the Windstar 120 MW and Windridge 9 MW Redevelopment Projects) and the Mesa Wind 50 MW Redevelopment Project, as well as the operation of the existing 29.9 MW Mesa Wind Farm. Verde owns the Mesa Wind Farm through its wholly-owned subsidiary Mesa Wind Power Corporation (“Mesa Wind”).

The Company has incorporated Western Solargenics Inc. to pursue the development of solar energy.

The Company employs six full time consultants and three part-time consultants to develop new wind farms and manage the Company. The Mesa Wind Farm and the Windridge Wind Farm are managed by Airstreams Maintenance Corp. who operate and maintain the wind farms.

Operations

California – Windstar 120 MW

The Company owns 1,292 acres of land in the Tehachapi Pass Wind Park and, as at October 31, 2007 had a transaction in escrow for the purchase of a further 77 acres of land in Tehachapi. During the nine months ended October 31, 2007, the Company purchased 20 acres of land for $80,257 (US$75,000). Parcels in excess of 40 acres are zoned for wind farm development and the smaller properties are being rezoned. Five meteorological towers have been erected to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines generating over 705 megawatts of name plated capacity and producing over 1.4 billion kilowatt hours of electricity per year.

The Company is continuing to purchase property in Tehachapi since it is one of the most favorable regions to develop wind energy. California’s electricity rates are among the highest in the United States and the State of California has mandated electrical utilities to supply 20% of their total retail electrical sales from renewable resources by 2010. The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 MW is expected to be developed in Tehachapi.

In Tehachapi, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy in the area. Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, the Company negotiated a power purchase agreement with Southern California Edison to supply the output from a 120 MW facility no later than December 31, 2008. The contract is subject to the Company acquiring turbines at prices less than $850 per kW and may be amended if turbine prices exceed that amount.

On April 9, 2006, a US$1 million letter of credit was issued to Southern California Edison to secure our performance pursuant to the Power Purchase Agreement.

On February 16, 2006, the Company made an application to the Federal Energy Regulatory Commission (“FERC”) to require Sagebrush Partnership to provide transmission access to the Company for 50 MW to 120 MW of firm capacity. The Federal Power Act requires that transmission qualifying facilities provide access to public utilities and small independent power generators at costs that the qualifying facilities charge themselves for transmission. On April 28, 2006, FERC granted an order requiring Sagebrush Partnership to enter into an interconnection agreement with the Company subject to the negotiation of commercial terms. The Company received a final order on March 15, 2007 from the FERC confirming that the system impact study concludes that there is sufficient firm transmission capacity to satisfy our requirements and requiring Sagebrush Partnership to provide us access to the transmission line after a 33 MW allocation to one of the Sagebrush Partners. The order requires that the wind farm have Qualifying Facility status pursuant to Public Utilities Regulatory Policies Act of 1978 and that the parties submit within 30 days the interconnection and transmission agreement. On August 28, 2007, the FERC confirmed its March 15, 2007final order.

The Company is also listed on Southern California Edison’s queue for its new transmission line that is expected to be completed by 2011. The Company incurs property taxes, liability insurance costs and mortgage interest of approximately US$70,000 per year plus incremental costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, power purchase and regulatory matters. The Company has capitalized $338,377 in construction-in-progress at October 31, 2007.

The completion of the project is dependent upon the Company’s ability to obtain the necessary permitting and zoning, to complete satisfactory wind, environmental and geotechnical assessments, to purchase and arrange delivery of wind turbines to meet completion deadlines, to renegotiate the electricity price in the power purchase contract with Southern California Edison, to obtain development and construction approvals and to raise sufficient debt and equity capital to finance the construction of the project.

California – Windridge

On February 17, 2006, the Company completed the purchase of the Windridge assets that consisted of 192 acres of land in Tehachapi, 43 Windmatic turbines, a substation, and collection system and an assignment of a Power Purchase Agreement with Southern California Edison expiring on December 7, 2014 to deliver the output from 4.5 MW of capacity. The purchase price for the land, generating facilities and power purchase agreement was $879,203 (US$825,000) payable by $586,135 (US$550,000) on closing and a convertible secured note for $317,378 (US$293,068) with interest at 8% per year, due on February 17, 2008. The loan is convertible into common shares at a price of US$1.40 per share and is redeemable by the Company on thirty days notice. In addition, the Company capitalized $98,097 (US$84,999) in environment, surveying and legal fees incurred in connection with the purchase.

The allocation of the purchase price is as follows:

Land	$568,509
Generating facilities	447,098
Power purchase agreement	34,623
$1,050,230

The facility is operating below its rated capacity and management estimates that the wind farm will generate $115,000 (US$115,000) per year in revenues. From November 30, 2006 to October 31, 2007, the Windridge facility generated 1,774,968 kWh of electricity production and $134,440 (US$116,087) in revenues. Plant operating costs including operations and maintenance, electricity charges and property taxes amounted to $36,299 (US$31,343). Annual interest costs on the US$275,000 mortgage are $23,445 (US$22,000) per year.

For the nine months ended October 31, 2007, the facility generated $86,834 (US$96,682) in revenues. Plant operating costs amounted to $30,231 (US$26,104).

Management believes that the Windridge property can be redeveloped into a 9 MW generating facility if there is sufficient transmission capacity. Southern California Edison has advised the Company to redevelop the existing transmission capacity of 4.5 MW and to add a further 4.5 MW of generation if transmission capacity is available. The Windridge 9 MW Redevelopment Project is at an early stage of development.

Mesa Wind Farm

On October 25, 2006, the Company acquired PAMC Management Corporation (“PAMC”) for $15,294,760 (US$13,400,000) and changed its name to Mesa Wind. In addition, the Company incurred $240,899 (US$211,056) in costs related to the transaction. PAMC’s primary asset is the Mesa Wind Farm located in the San Gorgonio Pass near Palm Springs, California. The assets included a right-of-way with the Bureau of Land Management, a power purchase agreement with the Southern California Edison Company, 460 wind turbines, collection system, substation, roads and a maintenance building. Since the Company acquired shares and the cost base for tax purposes is less than the fair value of the purchased assets, the Company recorded a future income tax liability of $5,913,510 (US$5,180,927). At the acquisition date, the Company assumed an asset retirement obligation of $924,858 (US$810,284).

The Company allocated the purchase price at the date of acquisition as follows:

Generating facilities	$17,700,299
Land right of way	420,980
Goodwill	4,217,470
Power purchase agreement	34,242

22,372,991
Less
Future income tax liability	5,913,510
Asset retirement obligation	924,858
15,534,623
Cash	1,036
$15,535,659

The wind farm is situated on 440 acres of land in the San Gorgonio Pass, 16 miles from Palm Springs, California. The Company has a right-of-way from the Bureau of Land Management for the exclusive use of the land for wind energy development. The right-of-way expires on January 26, 2013 and grants the leaseholder the right to enter into a new 30 year right-of-way if the agreement is not in default. The right-of-way grant provides for annual payments of US$78,478 per year.

The Power Purchase and Interconnection Agreement expires on June 10, 2010. It provides for the sale of electricity on an “as available electricity” basis at Southern California Edison’s short-run avoided cost. The electricity production over the last five years has been in the area of 65 million kWh’s per year.

The wind farm was constructed in 1984 and includes 460 Vestas V15 turbines. The Company entered into an agreement with Airstreams Maintenance Corporation (“AMC”) to provide operations and maintenance services for the wind farm. AMC has extensive experience in operating and maintaining wind farms and overhauling wind turbines. The Company invested approximately US$500,000 in deferred maintenance in addition to normal operating costs of US$90,000 per month. The Company expects the major repairs to be less in the future since a preventative maintenance program has been implemented and deferred maintenance from prior years has been completed.

Over the 12 month period from November 1, 2006 to October 31, 2007, the Mesa Wind Farm generated 58,498,104 kWh of electricity and revenues of $4,807,654 (US$4,151,329). During this period, the Company incurred $1,894,437 (US$2,193,948) in plant operating expenses including the deferred maintenance costs described above.

For the nine months ended October 31, 2007, the facility generated $4,148,096, (US$3,581,812) in revenues. Plant operating costs for the same period amounted to $1,465,440 (US$1,265,383).

The purchase of Mesa Wind was financed by a loan from Pacific Hydro of $14,280,380 (US$13,400,000). The loan bears interest at LIBOR plus 6%. The loan is the subject of a lawsuit with Pacific Hydro which is described under Legal Proceedings. Interest on the Mesa Acquisition Loan amounted to $764,912 (US$674,764) for the period from July 25, 2006 to January 31, 2007 and $1,233,796 (US$1,139,555) for the nine months ended October 31, 2007.

The Company has completed the environmental and archeological assessments that are required for a new right-of-way, has been short listed on the 2007 RFP for the sale of electricity to Southern California Edison and has engaged Windots, Inc. to complete a wind assessment study and to advise on the siting of the wind turbines for its 50 MW Redevelopment Project. The Company capitalized $81,630 (US$86,407) in construction-in-progress costs related to these activities. In addition, the Company has provided a US$90,000 letter of credit to secure its performance pursuant to the 2007 Request for Proposals with Southern California Edison.

Steel Park 15 MW Project

The Company entered into a power purchase agreement with Arizona Public Service (“APS”) on May 4, 2005. On April 28, 2006, the Company entered into a joint venture agreement with Pacific Hydro to develop the Steel Park 15 MW facility through Steel Park, LLC, a limited liability company owned 51% by Pacific Hydro and 49% by

Western Wind. During September 2006, the Company was notified that Pacific Hydro did not wish to continue with the development of the project. As a result the Company was unable to meet the deadline to complete the project by March 31, 2007.

APS terminated the power purchase agreement on April 7, 2007 and the Company has incurred losses, including the write off of costs, totaling $5,013,861 related to Steel Park, LLC and the development of the Steel Park 15 MW Project during the year ended January 31, 2007.

The Company entered into a Turbine Supply Agreement with Mitsubishi Power Systems Inc. (“Mitsubishi”) for the purchase of 15 – 1MW turbines. The contract required reservation payments of US$3.3 million that were made by the Company from the date that the Term Sheet was agreed upon to April 28, 2006. At April 28, 2006, the Turbine Supply Agreements and other collateral agreements with Mitsubishi were assigned to Steel Park LLC. At that date, Steel Park, LLC issued the Notice to Proceed to Mitsubishi and a letter of credit was provided by Pacific Hydro to secure the balance of the purchase price. The turbines were delivered in October 2006. Pacific Hydro secured its letter of credit by a first charge on the wind turbines and on Western Wind’s capital account in Steel Park, LLC. The Company transferred its interest in Steel Park, LLC to Pacific Hydro on November 28, 2007 pursuant to the Settlement Agreement and will be credited up to US$3 million for its interest in Steel Park, LLC upon the repayment of the Mesa Acquisition Loan or at April 28, 2008.

The Company completed the purchase of 1,128 acres of land near Kingman, Arizona for US$1,641,130. The purchase price was paid by purchase deposits of US$210,000, cash on closing of US$606,130 and a vendor mortgage of US$825,000 payable on June 7, 2007 with interest at 7% per year. On June 6, 2007, the Company borrowed US$412,500 from a significant shareholder of the Company and used the funds to make a principal payment of US$412,500. At that date, the vendors agreed to extend the term of the mortgage to December 7, 2007. The Company paid a renegotiation fee of US$21,000 to complete the transaction.

The US$412,500 loan from the significant shareholder bears interest at 12% per year and 18% per year in the event of default. The loan is due on October 1, 2009 and is secured by a second charge on the property. In connection with the loan, the significant shareholder received a bonus of 119,000 shares at a value of $0.75 per share.

On November 30, 2006, the Company borrowed $630,000 from the spouse of an officer and director to complete the purchase of the property. The terms of the loan provide for interest to be paid at the rate of LIBOR plus 5.98%, the right to demand payment prior to maturity and a maturity of two years. In addition, the spouse of the officer and director received a bonus of 146,500 shares at a deemed price of $0.86 per common share. The loan was repaid in October 2007.

On December 5, 2007, the Company repaid the vendor mortgage of US$412,500 plus accrued interest.

Arizona – Steel Park Expansion

The Company has entered into a right-of-way for the use of 19,054 acres of land, adjacent the Steel Park property, with the Bureau of Land Management, with a view of constructing a wind farm with up to 250 MW of generating capacity. The Company intends on completing a preliminary environmental assessment so that meteorological towers can be installed on the property and completing other due diligence activities to finalize development plans. The right-of-way is for three years and the fee is $19,054 per year. At the end of the term, the Company has the right to enter into a new right-of-way for an additional 30 years.

California – New Projects

The Company entered into an agreement to acquire wind data for sites within California that may be developed into wind farms. The agreement provides for the payment of a fee of $1,000 per MW payable on completion of the project. These projects are at an early stage of development and the Company is carrying out preliminary due diligence to determine the feasibility of these sites for wind energy development.

Other Real Estate

The Company owns 800 acres by way of clear title in Arizona that the Company may sell or develop for commercial real estate purposes. It is recorded at a cost of $341,723.

Grand Manan 20 MW Project

The Company operated in New Brunswick through Eastern Wind. The development of the wind farm in New Brunswick commenced in the 2003 fiscal year when Eastern Wind entered into a lease for 4,500 acres on Grand Manan Island on the coast of New Brunswick. The permitting and zoning of the property, environmental, geotechnical and wind studies were completed and only turbine selection and equity financing was required to commence construction of the wind farm.

The Company entered into a power purchase agreement with New Brunswick Power that required the 20 MW facility to be completed by October 31, 2006. In November 2006, New Brunswick Power terminated the power purchase agreement for breach of contract. As a result, New Brunswick Power called a $200,000 letter of credit that the Company had provided and the Company, in turn, has recorded a $200,000 liability to an unrelated party who provided security for the letter of credit.

During the year ended January 31, 2007 and nine months ended October 31, 2007, the Company incurred costs and wrote off its investment in construction-in-progress costs and property and equipment totaling $1,149,339 for the year ended January 31, 2007 as a loss from discontinued operations and $27,666 for the nine months ended October 31, 2007 as income from discontinued operations.

On October 5, 2007, the Company entered into a letter of intent with UPC Wind Canada Inc. to sell certain assets for $250,000 payable by way of a non-refundable deposit of $75,000, paid on signing of the letter of intent, $75,000 on the completion of due diligence, one-third of the balance on the completion of the purchase agreement and the balance on closing. The initial deposit was received prior to October 31, 2007 and $75,000 was paid upon the completion of due diligence subsequent to October 31, 2007.

Legal Proceedings

Mesa Acquisition Loan

On November 6, 2006, Pacific Hydro commenced a legal action to require the transfer of Mesa Wind to Pacific Hydro as a realization on its security for a US$13.4 million loan that was used to acquire the common shares of PAMC Management Corporation that owned the Mesa Wind Farm.

The Company counterclaimed that Pacific Hydro had obstructed the Company from obtaining financing and prevented the loan from being repaid. The Company sought the right to repay the loan 180 days after the litigation with Pacific Hydro was settled and that Pacific Hydro be restrained from taking any action to realize upon its security until a final determination has been made by the Court. The Company entered into a Settlement Agreement with Pacific Hydro on September 28, 2007 and completed the Phase I closing at that time and the Phase II closing on November 28, 2007. On September 28, 2007 the Company entered into a settlement Agreement with Pacific Hydro that deals with this legal action. See “Settlement Agreement with Pacific Hydro”.

Exclusivity Deed

An Exclusivity Deed was entered into on October 20, 2006 with Pacific Hydro in conjunction with their purchase of 666,666 units at $1.50 and their due diligence for a further investment. The Exclusivity Deed provided that the Company would not entertain financing from other parties until Pacific Hydro had completed its due diligence and decided whether or not it would make a further investment in the Company or until 45 days after a Turbine Supply Agreement was completed for the Grand Manan 20MW Project. In addition, the Exclusivity Deed described procedures for Pacific Hydro to make a further investment and for approval for the further investment by the TSX Venture Exchange and the Company’s shareholders. The size of the further investment by Pacific Hydro was large enough that it would make Pacific Hydro a “control person” and the TSX approved the transaction on the basis that Pacific Hydro agreed to restrict their voting rights to 19.9% until the shareholders approved them as a control person. The Exclusivity Deed provided for Pacific Hydro to have a put option with respect to potential future private placements, if Pacific Hydro was not approved by the shareholders as a control person at the Annual General Meeting.

Pacific Hydro entered into a subscription agreement with the Company on January 27, 2006. The subscription agreement did not provide for a put option and contained Pacific Hydro’s acknowledgement that there were no other written or oral agreements with respect to the private placement.

At the Annual General Meeting, the disinterested shareholders defeated the control person resolution and Pacific Hydro remained restricted to voting 19.9% of their shares. On October 31, 2006, Pacific Hydro tendered their shares to the Company. At that time, Pacific Hydro issued a press release that advised its intent to sell 4,333,333 shares.

On November 10, 2006, Pacific Hydro filed a Statement of Claim to require the Company to repurchase 4,333,333 units at a price of $1.50 per unit. The Company filed a Statement of Defense and Counterclaim.

The Company contended that the investment was made pursuant to the subscription agreement, in which Pacific Hydro acknowledged that there was no other written or oral agreement between the parties and which superseded the Exclusivity Deed. The subscription agreement does not refer to any right that would require the Company to repurchase shares other than standard rescission provisions.

The Company entered into a Settlement Agreement with Pacific Hydro on September 28, 2007 and completed the Phase I closing at that time and the Phase II closing on November 28, 2007.

Alliance Agreement

On December 19, 2006, Pacific Hydro filed a Statement of Claim in Australia related to the interpretation of the Alliance Agreement with the Company. Pacific Hydro alleges that the Alliance Agreement prevents the Company from selling, leasing, developing or using the real estate owned by the Company without the participation of Pacific Hydro.

Management believed that there are no terms in the Alliance Agreement that would prevent the Company from selling or leasing the property to a third party or from obtaining financing using the property as security and the Company filed a Statement of Defence and Counterclaim with respect to this action. See “Settlement Agreement with Pacific Hydro”.

The Company entered into a Settlement Agreement with Pacific Hydro on September 28, 2007 and completed the Phase I closing at that time and the Phase II closing on November 28, 2007.

Settlement Agreement with Pacific Hydro

On September 28, 2007, the Company entered a Settlement Agreement with Pacific Hydro that provided for settlement of the lawsuits described above and the termination of the business relationship between the parties. The Settlement Agreement provides for a Phase 1 closing and a Phase II closing, both of which have been completed.

Phase I closing provided for the following:

a.	The transfer of all assets of Steel Park, LLC except for the wind turbines and certain electrical equipment to Verde;

b.	The transfer of the Company’s interest in Steel Park, LLC to Pacific Hydro and resignations of managers nominated by Verde;

c.	Mutual indemnities against claims, actions, losses, liabilities and expenses;

d.	Pacific Hydro to use its best efforts to either sell the turbines to a third party or use the turbines for its own use;

e.	The payment to the Company on April 28, 2008 of an amount equal to the Company’s share of the investment in the turbines times the proceeds from sale less accrued interest on the Mesa Acquisition Loan not to exceed US$1,534,081; and

f.	The temporary discontinuance of litigation between the parties until April 28, 2008.

Phase II closing required that the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors to be placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the Mesa Wind Acquisition Loan and April 28, 2008. If the Mesa Acquisition Loan is repaid, the common shares of Mesa Wind will be returned to the Company and if the Mesa Acquisition Loan is not repaid, the common shares will be transferred to Pacific Hydro as full satisfaction of the Mesa Acquisition Loan.

If the Mesa Wind Acquisition Loan is not repaid and the common shares of Mesa Wind are not released to Pacific Hydro from escrow as required, the Company is required to pay Pacific Hydro’s legal fees up to US$350,000 to enforce the terms of the Settlement Agreement. If the common shares of Mesa Wind are not released to Pacific Hydro from escrow as required by the Settlement Agreement and Pacific Hydro must exercise its existing security to foreclose, the Company is required to pay Pacific Hydro’s legal fees related to the foreclosure.

All actions between the parties will be temporarily discontinued until April 28, 2008, pending repayment of the Mesa Wind Acquisition Loan.

Pacific Hydro retains ownership of 6,000,000 common shares of the Company. If the Company’s share price reaches a specified price, Pacific Hydro has agreed to sell the 6,000,000 common shares on the TSX Venture Exchange.

If the Company completes the Mesa Deposit as described above or the Mesa Acquisition Loan is repaid, Phase II closing provided for the following:

a.	A reduction of interest charged by Pacific Hydro to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Wind Acquisition Loan is repaid;

b.	The reduction of the Mesa Wind Acquisition Loan by up to US$3,000,000 less the decrease in the interest charged by Pacific Hydro as described above if the turbines are not sold or used by Pacific Hydro prior to April 28, 2008;

c.	The termination of the Alliance Agreement; and

d.	The termination of all litigation between the parties.

If the Mesa Wind Acquisition Loan is not repaid by April 28, 2008, the litigation with respect to the Alliance Agreement and the alleged redemption rights as described in Pacific Hydro Settlement of Claim will continue.

Other Legal Proceedings

Paul Woodhouse and Darlene Gillis, former directors and officers of Eastern Wind Power, are suing the Company for failure to issue certain bonus shares and incentive stock options. The Company has sued Paul Woodhouse and Darlene Gillis for breach of fiduciary duties and negligence with respect to their duties as officers and directors of Eastern Wind. Paul Woodhouse and Darlene Gillis are suing the Company and its chief executive officer for comments that they allege were made by the Company’s chief executive officer on an Internet chat room. The Company has entered into a settlement agreement with Paul Woodhouse and Darlene Gillis that requires the Company to pay $100,000 to the plaintiffs and provides for the termination of all litigation between the parties. The Company has provided for the settlement in the consolidated financial statements for the nine months ended October 31, 2007.

Tom Vihveln, a former director and officer of Eastern Wind, is suing Eastern Wind for the right to exercise incentive stock options to acquire 50,000 common shares of Western Wind at an exercise price of $0.80 per share and $6,000 for services rendered. The Company has filed a counterclaim for breach of fiduciary duties. Management believes that the lawsuit is without merit.

Michael Wystrach filed statements of claim in Pima County, Arizona and Vancouver, British Columbia seeking compensation for services rendered. The lawsuit was dismissed in Pima County and proceedings to re-instate the lawsuit were also dismissed. The Plaintiff appealed the decision to the Federal Court and a hearing is scheduled to be held in September 2007. On November 6, 2006, the plaintiff commenced a lawsuit in British Columbia on essentially the same basis as the action that was dismissed in Pima County, Arizona. Subsequent to October 31, 2007, the lawsuit was settled.

On October 9, 2007, Michael and Grace Wystrach filed a Statement of Claim with respect to the prepayment of a lease in Elgin, Arizona for $351,000. In the Statement of Claim, the plaintiffs claim that they were not paid the lease fee. The Company will file a Statement of Defense Subsequent to October 31, 2007, the lawsuit was settled.

Development Strategy

General

The Company acquires and develops sites or existing wind farms based on the following criteria:

  Availability and access to transmission
  Superior wind resources to justify a commercial wind energy facility
  Permitting and zoning policies that allow wind farm development
  Satisfactory environmental and archeological studies
  Satisfactory terrain and geographic features that do not impede development
  Regional support of renewable energy
  Local political support for wind power development
  Adequate incentives at the federal and state levels
  High electricity prices
  Growing demand for electricity

Development activities are carried out by the Company’s internal consultants as well as third party consultants who are experienced in assessing wind resources and completing the necessary development programs to build a wind farm.

The Company has decided to focus its efforts on developing its properties in California and Arizona since these States have renewable energy portfolio standards and relatively high energy prices.

Revenue Strategies

Revenue sources for wind farms situated in the US come from the sale of electricity, sale of green credits and the Federal Production Tax Credit. Electricity prices vary due to the demand for electricity, competing electricity sources and the support for renewable energy. Green credits are a developing market that is expected to evolve into a significant source of revenue. Federal Production Tax Credits are a federal tax credit of US$0.02 per kWh plus inflation adjustments for ten years. The Federal Projection Tax Credits are scheduled to expire on December 31, 2008. Management believes that the Federal Tax Credit will be extended or that a green credit program will be established to provide renewable energy developers a similar benefit.

It is now common practice that power purchase agreements with utilities will include the purchase of green credits with the energy sales (“bundled energy”).

The Company will continue to focus on markets that will provide the highest potential returns.

Financing Strategies

The Company plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind energy facilities. These financial sources are familiar with the operation of electrical generating facilities and their potential operating and construction risks. The amount of project debt that is available depends upon the projected cash flow, the existence of a long term power purchase contract with credit-worthy utilities, the wind assessment report, the identity of the turbine supplier and the general contractor and the interest rates existing when funds are drawn down.

In the US, power project financings generally use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries. The value of the tax losses resulting from accelerated depreciation and the production tax credits is a significant part of the cost of a wind farm project.

The Company plans to raise equity to finance the development of projects with a view of using a structure outlined above that would provide a reasonable return on equity on completion of the project and the highest leverage from project debt and tax equity investors.

Project and Contractual Obligations

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations in the jurisdiction that the Company operates. The Company believes that it is in material compliance with all laws and regulations that it or its subsidiaries are subject to.

The Company was late in filing its 2006 and 2007 Annual Report on Form 20-F and the failure to file on a timely basis has resulted in the shares not being eligible for quotation on the OTC Bulletin Board. The shares are currently trading on the Pink Sheets. The Company plans to reapply for a listing on the OTC Bulletin Board at a future date. There is no guarantee that the Company will be successful in its plan.

On June 8, 2007 the British Columbia Securities Commission issued a temporary Management Cease Trade Order prohibiting our directors, officers and insiders from trading in the securities of our Company because of our failure to file, within the prescribed period of time, our audited financial statements and MD&A for the year ended January 31, 2007 and the unaudited financial statements and MD&A for the three months ended April 30, 2007. The unaudited financial statements for the three months ending April 30, 2007 and July 31, 2007 were filed in September 2007 and the Management Cease Trade Order was rescinded.

Windstar 120 MW Project

The Company’s contract with Southern California Edison requires that the facility be completed by December 31, 2007 with an extension to December 31, 2008. The agreement can be cancelled if turbine prices increase above specified levels. The Company has posted a $1 million letter of credit that can be drawn on by Southern California Edison if the facility is not completed by December 31, 2008. The Company, however, has an option to extend the terms of the letter of credit without incurring any liability. The letter of credit is subject to the same cancellation privileges as contained in the power purchase agreement. The Company will be negotiating amendments to the power purchase agreement to reflect the higher cost of wind turbines and existing wholesale electricity rates. The Company is not currently aware of any other risks associated with the contract with Southern California Edison.

The Company entered into mortgages to finance the purchase of land in Tehachapi, California for $221,710 (US$234,689). The mortgages are repayable in blended monthly payments of $4,868 (US$5,153) with interest at rates from 6.5% to 8% and with terms of 3 to 7 years. The mortgages are secured by first charges on the land.

At October 31, 2007, the Company had a commitment to purchase 77 acres for $236,175 (US$250,000). The Company has placed $23,618 (US$25,000) in escrow and will require an additional $47,235 (US$50,000) on closing which is to occur at a later date. The vendor is to provide a first mortgage of $165,323 (US$175,000) repayable over two years with interest at 6.5% per year. On November 1, 2007, the purchase was completed

The Company is required to pay property taxes on its real estate holdings. For the year ended January 31, 2007 property taxes were $55,088 (US$48,425). The Company also maintains liability insurance on its properties and the amount allocated to the Windstar 120 MW Project was $14,638 (US$13,600).

Windridge 9 MW Redevelopment Project

The Company entered into an agreement on February 18, 2006 to purchase land, wind turbines, electrical infrastructure and an assignment of a power purchase agreement expiring on December 7, 2014 for US$825,000. The purchase was financed by a mortgage of $259,793 (US$275,000) with interest payable annually at the rate of 8% and principal due on February 18, 2008. The loan and accrued interest is convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice and is secured by a first charge on the land.

For accounting purposes, the loan is recorded at its fair value of $228,407. The difference between the fair value and loan amount and the US$275,000 on the original amount of $208,288 (US$176,965) has been recorded as contributed surplus. The loan is being accreted so that the loan amount on maturity will equal the original balance and the difference between the fair value and the initial loan amount of $208,288 (US$176,965) is being charged to interest expense over the term of the loan. During the nine months ended October 31, 2007, the Company accreted $77,894 in interest expense.

The power purchase agreement provides for the sale of electricity on an “as available” basis at Southern California Edison’s short run avoided cost.

Airstreams Maintenance Corp. provides operations and maintenance services and charges the Company based on the time and materials supplied.

The Company is required to pay property taxes based on the assessed value of the real estate and improvements. The property taxes for the year ended January 31, 2007 were in the area of US$3,000.

Mesa Wind Power

Mesa Wind has a Standard Offer Power Purchase and Interconnection Agreement with Southern California Edison expiring on June 22, 2010 to sell electricity on an “as available” basis at Southern California Edison’s short run avoided cost.

The Company is obligated to repay Pacific Hydro $12,658,980 (US$13,400,000) plus interest at LIBOR plus 6% in connection with the purchase of Mesa Wind.. The loan is secured by the shares of Mesa Wind and a charge on all Mesa Wind’s assets. At October 31, 2007, accrued interest on this loan amounted to $1,700,348 (US$1,799,882).

Mesa Wind has the exclusive right until January 26, 2013 to use 440 acres of land owned by the Bureau of Land Management near Palm Springs for a wind energy development facility. The right-of-way provides for lease payments of US$78,478 per year and the right to enter a new right-of-way, if the existing right-of-way is in good standing. Property taxes are approximately$141,705 (US$150,000) per year and liability insurance costs are approximately $12,848 (US$13,600) per year.

The Company has entered into an Operations & Maintenance Agreement with Airstreams Maintenance Corp. The contract provides for Airstreams to operate and maintain the Mesa Wind Farm for a fee equal to costs plus $213,140 (US$200,000) per year. The contract is automatically renewable with an escalation for inflation.

The Company has entered into an agreement to purchase four vehicles used by employees of Airstreams Maintenance Corp. in the operation of the Mesa Wind Farm. At January 31, 2007, the balance outstanding amounted to $38,700 (US$40,966).

Pacific Hydro commenced a legal action in October 2006 demanding the immediate transfer of the common shares of Mesa Wind to repay the US$13.4 million acquisition loan. In September 2007, Pacific Hydro and the Company entered into a Settlement Agreement which amended the terms of the loan and the date of repayment. If the Company is unable to repay the loan, it will lose its major source of revenue, its largest asset and the opportunity to redevelop the site (See “Settlement Agreement with Pacific Hydro”.).

Steel Park Project

During the year ended January 31, 2007, the Company completed the purchase of 1,128 acres of land near Kingman, Arizona. The purchase is financed by a first mortgage of $389,689 ( US$412,500) payable to the vendors on December 7, 2007 with interest at 7% per year and a second mortgage of $389,689 (US$412,500) payable to a significant shareholder on May 31, 2010 with interest payable monthly at 12% per annum and at 18% after default.

To complete the purchase of the Kingman land on December 6, 2006, the Company borrowed $630,000 from the spouse of an officer and director. The loan is unsecured and repayable on November 30, 2008 and interest is payable monthly at LIBOR plus 5.98% . In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a deemed price of $0.86 per share. The loan was repaid in October, 2007.

On December 5, 2007, the Company repaid the vendor mortgage of US$412,500.

Steel Park Expansion

The Company was granted a land right-of-way with the Bureau of Land Management for three years for the right to use 19,054 acres for the development of wind energy. Annual payments for the use of the property amount to $18,0008 (US$19,054) per year. The Company is required to provide environmental reports to the Bureau of Land Management prior to the installation of meteorological towers on the property. If satisfactory due diligence is completed on the property, the Company will enter in to a 30 year right-of-way.

Grand Manan 20 MW Project

The Company provided a $200,000 performance bond to New Brunswick Power secured by a letter of credit provided by a third party. The contract required the project to be commissioned by October 31, 2006. New Brunswick Power terminated the agreement as at October 31, 2006. The Company has recorded a $200,000 liability to the third party who provided the security for the letter of credit. During the year ended, January 31, 2007, the Company incurred costs and wrote off its investment in construction-in-progress and property and equipment totaling $1,149,339 and generated income of $27,666 during the nine months ended October 31, 2007.

Selected Information

For the Nine Months Ended October 31, 2007, 2006 and 2005
(‘$’000’s)

		$`000`s
	2007	2006	2005
Total revenues	$3,983	$912	$-
Income (loss) from continuing
operations	$(230)	$(3,735)	$(3,277)
Net income (loss)	$(235)	$(4,961)	$(3,277)
Loss per share, basic and diluted	$(0.01)	$(0.20)	$(0.20)
Total assets	$26,330	$26,122	$6,226
Dividends declared and paid	$-	$-	$-

Results of Operations

Revenues

The Company acquired two operating wind farms during the year ended January 31, 2007. On July 25, 2006, the Company acquired the 29.9 MW Mesa Wind Farm and on February 18, 2006, the Company acquired the 4.5 MW Windridge Wind Farm.

For the three months ended October 31, 2007, the Mesa Wind Farm generated 13,416,624 kWh of electricity, up 24% from the three months ended October 31, 2006 but the corresponding US$ revenues were up only 9% to US$818,618 due to lower average electricity rates. The US$ revenues for the Windridge Wind Farm were US$19,729, up 2% from US$19,297. The combined Canadian dollar revenues of $817,266 were down 5% from $861,471 from the same period last year due to a significantly lower US$ exchange rate.

For the nine months ended October 31, 2007, the Mesa Wind Farm generated 50,573,592 kWh and revenues of US$3,581,812, compared to 10,822,338 kWh of electricity and revenues of US$748,528 for the period from the date of acquisition to October 31, 2006. For the nine months ended October 31, 2007, the Windridge Wind Farm generated 1,429,092 kWh of electricity, up 30% from 1,101,912 kWh in the prior year reflecting a slightly shorter period of operations from the date of acquisition. Revenues of US$96,682 for the current period compare to US$64,132 for the corresponding period ended October 31, 2006. The combined Canadian dollar revenues for the year to date were $3,982,706 compared to $912,298 for the nine months ended October 31, 2006. The significant increase in electricity volume and revenue was partly due to higher production levels and electricity prices for the

Windridge Wind Farm but primarily due to the acquisition of the Mesa Wind Farm part way through the previous year.

The Company carried out substantial repairs on the wind turbines and collection system at the Mesa Wind Farm at the end of the 2007 fiscal year so that the wind turbines would be available for the spring and summer, which have greater wind speeds. For the balance of the fiscal year, revenues will be lower due to seasonal lower wind speeds and lower electricity prices.

Plant Operating Costs

Plant operating costs include operations and maintenance costs, property taxes, right-of-way fees, insurance and electricity costs.

For the three months ended October 31, 2007, the operations and maintenance expenses totaled $385,748 (US$375,415) down from $721,279 (US$638,529) for the three month period ended October 31, 2007, most of which related to deferred maintenance work at the Mesa Wind Farm. The costs incurred in the previous operating period were higher due the remediation and deferred repair expenditures. The costs to operate the Windridge Wind Farm are lower since there are fewer wind turbines, the wind farm is not located in a high wind area like the Mesa Wind Farm is and the wind turbines are old and in poorer condition than the Mesa Wind Farm.

For the nine months ended October 31, 2007, the operations and maintenance expenses totaled $1,384,652 (US$1,278,888) and were 35% of revenues compared to $777,655 (US$683,593) in the comparative period and 85% of revenues. The costs incurred in the previous operating period were lower due to acquisition of the Mesa Wind Farm part through the year but the cost as percentage of revenues are considerably higher due to the remediation and deferred repair expenditures conducted in 2006.

Amortization

For the three months ended October 31, 2007, amortization amounted to $626,868 and was $1,797,732 for the nine months ended October 31, 2007. Comparable amounts for the previous year were $1,078,033 and $1,098,527 respectively.

Amortization was high in the previous year based on preliminary estimates of the purchase price allocation of the Mesa Wind Farm assets and related useful life. Subsequent to October 31, 2006, a purchase price allocation report was prepared by an independent valuator that determined a higher goodwill and a residual value for the wind turbines and therefore lower depreciable tangible assets and a longer useful life than the original estimate. An adjustment was made in the fourth quarter of that year resulting in an amortization expense of $1,418,075 for the year ended January 31, 2007. Most of this amortization expense related to the acquisition of the Mesa Wind Farm part way through the 2007 fiscal year and resulted in a quarterly amortization rate of approximately $600,000.

Asset Retirement Obligation

During the year ended January 31, 2007, the Company purchased the Mesa Wind Farm. The grant of right-of-way with the Bureau of Land Management requires that the turbines and foundations be removed at the termination of the lease. At the date of acquisition the Company provided for an asset retirement liability of $924,858 (US$810,284), accreted the liability by $73,742 (US$64,856) to increase the asset retirement liability to $1,030,000 (US$875,106) net the affects of a stronger US dollar than at the time of the acquisition.

For the three months and nine months ended October 31, 2007 there was a further accretion of $16,065 (US$16,206) and $52,638 (US$48,617), respectively but the cost base of the asset retirement obligation was reduced to $872,642 as at October 31, 2007 as a result of a stronger Canadian dollar.

Bonuses

At the 2005 Annual General Meeting, the Company’s shareholders approved the payment of bonuses to Jeff Ciachurski, the chief executive officer and a director of the Company, of $700,000 and to Michael Boyd, an officer and director of the Company, of $300,000. The bonus to Michael Boyd was paid by the issuance of 182,930 shares at a deemed price of $1.64 per share. The bonus payable to Jeff Ciachurski was be paid by the issue of 426,829 shares to Jeff Ciachurski at a deemed price of $1.64. The shares were subject to an escrow agreement over the period from May 30, 2005 (the date of grant) to October 26, 2007, as such $334,080 of the bonuses were expensed in the year ended January 31, 2007 and $582,000 of the amount was expensed in the year ended January 31, 2006, and the remainder, which totals $83,920, was amortized to expense during the nine months ended October 31, 2007.

Consulting and directors’ fees

Consulting and directors’ fees decreased from $257,644 for the three months ended October 31, 2006 to $227,486 for the three months ended October 31, 2007 but increased from $557,070 for the nine months ended October 31, 2006 to $715,497 for the nine months ended October 31, 2007. The major reasons for the increase include the increase in monthly compensation to Cash Long, an officer and director of the Company, the contracting of a legal consultant to assist with the negotiation and documentation of the legal agreements, negotiation of settlements with Pacific Hydro and providing advice on other lawsuits that the Company is involved in, the cost of computer consultants to complete a forensic analysis on computers used by Paul Woodhouse and Darlene Gillis, the hiring of a vice president construction and development to manage the development and construction of wind projects and the accrual of directors fees for independent directors.

Foreign Exchange Gain

The Company generated a foreign exchange gain of $2,053,336 for the three months ended October 31, 2007 and $3,675,961 for the nine months ended October 31, 2007. The gain resulted from a change in the US exchange rate from 1.177 at January 31, 2007 to 0.977 at October 31, 2007 which reduced the carrying value of US$14,994,406 in long term debt and US$2,795,693 in accounts payables and accrued liabilities related to the acquisition of the Mesa and Windridge Wind Farms and real estate in Tehachapi and Arizona.

The major US assets are considered foreign self-sustaining operations and the loss in value is deferred until the assets are disposed of. The accumulated losses are recorded as cumulative currency translation adjustments in shareholders’ equity. At October 31, 2007, the accumulated loss amounted to $2,340,937 and has increased by $2,814,035 since January 31, 2007.

Interest and Accretion on Long Term Debt

Interest and accretion on long term debt increased from $507,735 for the three months ended October 31, 2006, to $534,440 for the three months ended October 31, 2007 and from $530,432 for the nine months ended October 31, 2006 to $1,517,523 for the nine months ended October 31, 2007. The increase results from the interest accrued on the Mesa Wind acquisition loan payable from Pacific Hydro of $1,233,797 (US$1,139,555) for the nine months ended October 31, 2007and the accretion of the fair value of the conversion option provided for in the Windridge Acquisition Loan of $77,894.

Professional Fees

Professional fees have decreased from $396,855 for the three months ended October 31, 2006 to $316,607 for the three months ended October 31, 2007 due to increased activity in the prior year related to the acquisition of the Mesa Wind Farm.

For the nine months ended October 31, 2007, professional fees increased to $1,212,725 from $607,573 for the nine months ended October 31, 2006. The increase results from higher audit fees, legal fees to defend against the law suits by Pacific Hydro, Paul Woodhouse and Darlene Gillis and Michael Wystrach and to initiate a lawsuit against Paul Woodhouse and Darlene Gillis, legal fees related to FERC applications to obtain access to the Sagebrush transmission line, legal and accounting costs related to the completion of the 2006 and 2007 20F’s ,the restatement of the financial statements for the year ended January 31, 2006 and higher 2007 audit costs than budgeted.

Summary of Quarterly Results

			Income (loss) Before	Net Income (Loss)	Loss Per Share
		Total	Discontinued	For The	Basic
		Revenues	Operations	Quarter	and Diluted

October 31, 2007		$817,266	$(151,762)	$(130,780)	$(0.01)
July 31, 2007 [1]		$1,492,822	$62,895	$137,756	$0.01
April 30, 2007		$1,672,618	$(140,870)	$(241,896)	$(0.01)
January 31, 20072, 4		$694,668	$(1,683,212)	$(6,910,189)	$(0.29)
October 31 20062, 4		$861,471	$(2,779,426)	$(3,722,019)	$(0.16)
October 31, 20062, 4		$20,595	$(382,472)	$(382,472)	$(0.02)
April 30, 20061, 3		$17,706	$(687,441)	$(687,441)	$(0.03)
January 31, 20062, 4	$	Nil	$(2,347,802)	$(2,347,802)	$(0.14)
October, 31 20052, 3, 4	$	Nil	$(1,249,085)	$(1,249,085)	$(0.07)
October 31, 20052, 3, 4	$	Nil	$(1,024,667)	$(1,024,667)	$(0.06)
April 30, 2005[2] 4	$	Nil	$(492,667)	$(712,861)	$(0.03)
January 31, 20052, 4	$	Nil	$(712,681)	$(603,527)	$(0.04)
October, 31 20042, 4	$	Nil	$(861,266)	$(861,266)	$(0.06)
October31, 2004[4]	$	Nil	$(732,361)	$(732,361)	$(0.05)

1 These amounts have been restated because, subsequent to October 31, 2007, we identified errors in the elimination of intercompany fees that impacted revenues, plant operating costs and the foreign exchange gain.

2 These amounts have been restated because, subsequent to October 31, 2006, we identified errors in the recording of stock based compensation for the years ended January 31, 2005 and 2006 and for the nine months ended October 31, 2006. The amounts omitted the calculation of stock based compensation omitted the effects of the issue of 250,000 stock option on September 4, 2004 with an exercise price of $1.40 per share and the effects of the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

3 October 31 and October 31, 2005 amounts have been restated because the management share bonuses granted on May 30, 2005, during the second quarter were originally expensed in full during the third quarter. In the fourth quarter, the bonuses were adjusted to be amortized over their vesting period, from May 30, 2005 to October 2007, thus resulting in a restatement of the October 31, 2005 and October 31, 2005 figures.

4October 31, 2006 amounts have been restated for discontinued operations.

Liquidity and Capital Resources

As at October 31, 2007, the Company had a working capital deficiency of $13,567,826 compared to a deficit of $18,841,732 at January 31, 2007 At both dates, the deficiency was created by the Pacific Hydro loan to acquire the Mesa Wind Farm, which is a current liability until the Company arranges long term debt and equity financing to the repay the loan. The Pacific Hydro funds were used to purchase the Mesa Wind Farm for $15,535,659 (US$13,611,056). The $5,273,906 improvement in the working capital deficiency for the nine months ended October 31, 2007 was due to the following:

Exchange gain on net US current liabilities	$3,288,580
Issuance of common shares	4,294,430
Less cash used in operations	(2,226,112)
Change in working capital deficiency	$5,273,906

The Company’s cash position was up $1,771,475 for the nine months ended October 31 2007 to $1,813,981 as the cash received from the issuance of shares and from operations was partially offset by loan payments. The Company has real estate interests in Tehachapi and in Arizona. The Tehachapi property can be leased to other wind developers and would generate lease income for the Company. Some of it could be developed for residential purposes or continued to be used for farming activities. Pacific Hydro commenced a lawsuit that states that they believe that we are unable to sell, lease or mortgage our real estate without their participation. The description of the lawsuit is detailed under Legal Proceedings.

If the Company is unable to raise equity capital to develop its wind properties, it could enter into joint ventures with larger wind developers that have greater capital resources. The corporate expenses are being reduced by the costs of the Steel Park 15MW Project discontinuance and other discretionary costs until the dispute with Pacific Hydro is resolved.

As a result of the termination of the power purchase agreements with New Brunswick Power and Arizona Public Service, the Company is focusing on the development of the120 MW Windstar Project and the redevelopment of the Mesa Wind Farm to 50 MW`s.

The Company is the subject of several lawsuits with Pacific Hydro as detailed in Legal Proceedings. If the Company is not successful in its lawsuits or settlement, Mesa Wind may be transferred to Pacific Hydro to repay the US$13,400,000 acquisition loan, Pacific Hydro may have the right to put 4,333,333 common shares of the Company at a price of $1.50 per share and the Company may be required to joint venture wind projects in Riverside and Kern Counties, California and Mohave County, Arizona with Pacific Hydro.

The Company’s recurring losses and working capital deficiency, the uncertainty as to the ability of the Company to raise funds to repay Pacific Hydro and the lawsuits with Pacific Hydro and other parties raise substantial doubt about the Company’s ability to continue as a going concern. Management plans on raising capital to repay the Pacific Hydro loan and to develop and construct wind energy projects.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements at this time.

Critical Accounting Estimates

The critical accounting estimates are as follows:

The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate the Mesa Wind Farm at a future date.

1.	The Company has performed impairment testing on the amount recorded as goodwill.

2.	The Company has allocated the purchase price of property and equipment and goodwill and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

3.	ince a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. The critical accounting estimates are as follows: The Company has amortized the cost of its generating facilities, equipment and power purchase agreements over their estimated useful lives.

4.	The Company has recorded stock-based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options granted to employees and consultants.

5.	The Company has allocated the value of a conversion option using the Black-Scholes Option Pricing Model that requires an assumption on the expected life of the conversion option. The difference between the loan amount and the value of the conversion option is being accreted over the term of the loan.

Initial Adoption and Changes in Accounting Policies

As a result of the acquisition of Mesa Wind, the Company established an asset retirement obligation that records the estimated cost to remediate leased property used for wind farms and allocates the remediation cost over the expected useful life of the wind farm.

The Mesa Wind acquisition also required the Company to allocate the purchase price to the assets and liabilities acquired at their appraised values and to record future income tax liabilities created as a result of the difference between the cost bases of the assets for tax purposes and accounting purposes.

The Company has issued debt that provides the holder the right to convert the debt into common shares. The Company has valued the conversion option using the Black-Scholes Option Pricing Model and is accreting the difference between the loan amount and the fair value of the conversion option over the term of the loan.

The Company discontinued the proposed construction of the Grand Manan 20 MW and Steel Park 15 MW Generating Facilities. The results of operations, assets, liabilities, expenses, write-offs and cash flows have been segregated and recorded as discontinued operations.

The recognition of Mesa Wind as a self sustaining foreign operation resulted in a foreign exchange gain from the ate of acquisition to January 31, 2007 and a loss to October 31, 2007. The foreign exchange gains and losses have been recorded as cumulative foreign currency translation in shareholders’ equity. The purchase was primarily financed though debt which is a monetary liability therefore the gains and losses relating to the debt have been recorded in the profit and loss statement.

Transactions with Related Parties:

	October 31, 2007	January 31, 2007
Consulting and directors' fees	$479,143	$689,219
Bonuses	58,920	334,080
Management fees	177,789	417,723
Office and secretarial	27,000	36,000
Financing costs	89,250	142,014
Interest	1,285,248	774,498
	$2,117,350	$2,393,534

On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 to provide funds to purchase the Kingman, Arizona land (note 9). The loan bears interest at LIBOR plus 5.98% and matures in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86. On October 31, 2007, the Company repaid the loan and accrued interest. During the nine months ended October 31, 2007, the Company paid $29,120 in interest.

For the year ended January 31, 2007, the chief executive officer and director of the Company received a bonus of $237,723 and an officer of a subsidiary and director received a bonus of $52,904 (US$46,505).

During 2006, Pacific Hydro, the owner of approximately 23% of the common shares of the Company, provided a loan of $14,280,380 (US$13,400,000) to acquire Mesa Wind Power (note 9). The loan accrued interest at LIBOR plus 6% and was repayable on December 31, 2006. Interest expense accrued on the loan for the period ending January 31, 2007 amounted to $747,412 (US$674,764) and for the nine months ended October 31, 2007 amounted to $1,233,797 (US$1,139,555). Accrued interest payable at October 31, 2007 amounted to $1,700,348 (US$1,799,882).

During the fiscal year ended January 31, 2006, the Company wrote off advances receivable of $89,796 (2005 - $nil) that related to amounts that were allegedly embezzled by two former officers of the Company, which were set up as advances receivable and written-off during the year. The Company has commenced litigation against the two former officers.

During the fiscal year ended January 31, 2007, bonuses totalling $nil (2006 - $1,000,000; 2005 - $nil) were awarded to two directors and officers of the Company. The 2006 bonus was settled through the issuance of 609,759 shares. The shares were released over the period to October 26, 2007. Accordingly, an amount of $334,080 (2006 - $582,000 (2005 - $nil) was expensed in the year-ended January 31, 2007 and $83,920 (2006 - $418,000) was deferred and amortized to expense during the nine months ended October 31, 2007 pursuant to the terms of the agreement.

On June 6, 2007, a significant shareholder loaned the Company $389,689 (US$412,500) to repay a portion of the Kingman Acquisition the loan. The loan is secured by a second mortgage on the Kingman Property, bears interest at 12% per year payable monthly and is repayable on October 1, 2009. In connection with the loan, the significant shareholders received a bonus of 119,000 shares at a value of $0.75 per share. From June 30, 2007 to October 31, 2007, the Company paid interest on the loan of $22,331 (US$20,625).

Controls and Procedures

At the end of the period covered by this report, being October 31, 2007, the Company carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures could be improved by strengthening senior management by including another financial executive. An additional senior financial executive joined the Company in November 2007.

     Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or furnished is recorded, processed, summarized and reported, within the time periods specified by regulators. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our President and Chief Executive Officer as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

     There were no changes in our internal control over financial reporting during the quarter ended October 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Announcements for the Period Under Review – Three Months Ended October 31, 2007

On October 5, 2007, the Company announced that definitive settlement documentation with Pacific Hydro was being finalized between the respective legal counsels of both parties. The details can only be released upon execution of the final settlement documents. The Company has also decided to cancel the 6 million share private placement previously announced on May 28, 2007, except for private placements received of $99,000 for 110,000 units already subscribed for by arm’s length subscribers.

On October 6, 2007 and on a weekly basis after that date, the Company announced, as required, that there had been no material changes in the information contained in the Notice of Default, that it was unable to meet its June 30, 2007 filing deadline and as a result of its inability to file its audited financial statements for the year ended January 31, 2007, it will be unable to file its unaudited financial statements for the three months ended April 30, 2007 within the time period required by regulatory authorities. The Management Cease Trade Order is to remain until the Company is up to date with its filings with the British Columbia Securities Commission.

On August 17, 2007, The Company announced that it had completed a private placement of 107,769 units at a price of $0.90 per unit. Each unit consists of one share and one share purchase warrant that entitles the holder to purchase one common share at a price of $1.05 per share until August 1, 2009.

On August 20, 2007, the Company announced it filed a copy of its 2006 Form 20F on SEDAR. The Form 20-F contained the restated audited financial statements for the year ended January 31, 2006 and a restated Management, Discussion & Analysis.

On August 29, 2007, the Company filed its restated audited financial statements and Management, Discussion & Analysis for the year ended January 31, 2006.

On September 7, 2007, the Company filed its audited financial statements for the year ended January 31, 2007 and the Management, Discussion & Analysis.

On September 19, 2007, the Company announced that its Annual General Meeting would be held on October 25, 2007 and that the record date for voting was September 14, 2007.

On September 24, 2007, the Company announced that it had filed its unaudited financial statements and MD&A for the three months ended April 30, 2007.

On October 1, 2007, the Company announced that it had entered into a Settlement Agreement with Pacific Hydro. The Settlement Agreement provides for transfer of the Company’s interest in the 15 – 1 MW Mitsubishi turbines for US$3 million and the reduction of the interest on the Mesa Wind Acquisition Loan from January 1, 2007 to LIBOR plus 2.25% if the Company completes the repayment of the Mesa Acquisition Loan prior to April 28, 2008. In addition, all lawsuits are to be temporarily discontinued to April 28, 2008 and permanently discontinued if the Mesa Acquisition Loan is repaid.

On October 1, 2007, the Company announced a private placement of 165,000 units at a price of $1.00 per unit. Each unit is comprised of one share and one warrant to purchase a share at a price of $1.20 for a period of two years.

On October 2, 2007, the Company announced a private placement of 2,000,000 units at a price of $1.40 per unit. Each unit is comprised of one share and one warrant to purchase a share at a price of $1.75 for a period of two years.

On October 2, 2007, the Company announced revenues of $3,693,881 for the six months ended July 31, 2007 and subsequently restated on December 28, 2007 to $3,165,440 for the six months ended July 31, 2007.

On October 12, 2007, the Company announced that the private placement of 165,000 units was completed.

On October 24, 2007, the Company announced that it filed a final plan of development to expand the Mesa Wind Farm from 29.9 MW’s to 50 MW’s and that the FAA had approved the erection of new wind turbines at the Windridge Facility up to a height of 356 feet.

On October 26, 2007, the Company announced that the shareholders had approved the Settlement Agreement with Pacific Hydro.

Subsequent Events

On November 1, 2007, the Company announced that it will initiate development of solar energy facilities on its land in the Southwestern United States and that it has formed a wholly-owned subsidiary, Western Solargenics Inc., for the new developments.

On November 8, 2007, the Company announced that it has granted 950,000 stock options to consultants exercisable at a price of $1.54 for five years and vested over 18 months.

On November 12, 2007, the Company announced that it is entering negotiations with wind turbine suppliers to acquire up to 120 MW of wind turbines for the Windstar 120 MW project. The Company also announced the completion of the 2,086,400 unit private placement at $1.40 per unit.

On November 28, 2007, the Company announced the appointment of James Henning as Managing Director of Project Finance, Mergers and Acquisitions and the appointment of Chris Thompson as Chief Financial Officer. The Company has also granted 275,000 options exercisable at a price of $1.32 for five years from the date of grant and vested over 24 months to Chris Thompson.

On December 4, 2007, the Company announced that it entered into a cooperation agreement with Solon, AG to develop solar energy facilities.

On December 10, 2007, the Company announced the appointment of George Salama as president of Western Solargenics, Inc. and the grant of 275,000 options to Mr. Salama exercisable at a price of $1.32 for five years from the date of grant and to be vested over 24 months.

Commitments and Contingent Liabilities

The commitments and contingent liabilities as at July 31, 2007 are as follows:

a)	On April 6, 2006, a Letter of Credit was established for $1,161,613 (US$1,090,000) to secure performance bonds to Southern California Edison. The Letter of Credit is secured by US$1,090,000 in cash.

b)	On January 25 2006, the Company entered into an Alliance Agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totalling $9,000,000 for 6,000,000 shares. The Alliance Agreement requires the Company to offer projects to Pacific Hydro for financing and development within certain geographic areas and requires Pacific Hydro to fund development and construction costs on projects if a definitive joint venture agreement is entered into by the parties. Pacific Hydro commenced a legal action against the Company to require the Company not to develop wind farms within these geographic areas without their participation or sell, lease or use its Tehachapi property as security for a loan.

c)	The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

d)	The Company has a right-of-way with the Bureau of Land Management that expires on January 26, 2013 and the Company has the right to enter into a new 30 year right-of-way. The right-of-way requires payments of US$78,478. The Company is committed to the removal of any structure, equipment and machinery at the end of the right-of-way. The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way.

e)	The Company has entered into a right-of-way grant with the Bureau of Land Management for three years for 19,054 acres of land near Kingman, Arizona for a rental fee of US$19,054 per year. Future rental rates are to be based on the fair market value of the property. The right-of-way grant may be renewed by making an amended application and providing a plan of development. Any improvements to the property must be removed at the end of the right-of-way.

f)	The Company entered into a property referral agreement with Richard Simons that provides for a finder’s fee of US$1,000 per MW payable on financial close.

g)	The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year.

If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties. The Company has not been challenged on this issue, and as such no amounts have been accrued for any unremitted payroll taxes and source deductions, interest or penalties in the consolidated financial statements.

h)	On November 7, 2006, Pacific Hydro has commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that Pacific Hydro did not elect to subscribe to the US$7 million in shares to partially repay the Loan to Pacific Hydro of US$13,400,000 so that the maturity date of the loan was extended to December 31, 2006. The Counterclaim states that Pacific Hydro has obstructed the Company’s efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company.

On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro has claimed that it has the right to put these shares to the Company pursuant to the Exclusivity Agreement. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the terms and conditions of the private placement are described in the Subscription Agreement entered into by Pacific Hydro and that the Subscription Agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option. The Counter Claim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro.

On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California without their participation. The Company is claiming that the Alliance Agreement or subsequent joint venture agreements require shareholder approval and that joint venture agreements are subject to the negotiation of a definitive agreement. The Company has filed its Statement of Defence and Counter Claim with respect to this action. Since the agreement has not been specifically approved by the shareholders, management believes that a Special General Meeting of the Shareholders is required to approve any agreement with Pacific Hydro.

The Company has entered into a Settlement Agreement with Pacific Hydro on September 28, 2007 and has completed the Phase I closing on that date and the Phase II closing on November 28, 2007. If the Company fails to repay the Mesa Wind Acquisition Loan before April 28, 2008, Pacific Hydro will foreclose on the shares of Mesa Wind that have been placed in escrow and the other lawsuits may be resumed.

i)	The Company is being sued by a former director of Eastern Wind for 50,000 stock options that were not authorized by the Company, and $6,000 in remuneration for services. Management believes that the action is without merit; however, the ultimate outcome is indeterminable. In addition, a former director of Eastern Wind is suing the Company and its chief executive officer for slander. Subsequent to July 31, 2007, the lawsuit was settled.

j)	During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totalling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the year end, this bonus arrangement was cancelled and the officers of Eastern Wind were terminated for cause. The officers have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Management believes that the action is without merit; however the ultimate outcome is indeterminable. The officers have also initiated a lawsuit against the Company and its chief executive officer for slander. The parties have agreed upon the terms of a settlement agreement and are preparing legal documents to implement the settlement. Management does not believe that the settlement will have a material effect on the Company.

k)	On July 9, 2007, Michael and Grace Wystrach filed a Statement of Claim against the Company claiming that they were not paid $351,000 for a prepaid lease. The Company filed a Statement of Defence and subsequent to October 31, 2007, the lawsuit was settled.

Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period

Balance, January 31, 2007	24,119,705	21,879,586

Debt settlement at a value of $0.80 per share	179,375	143,500
Private placement at $0.90 per unit net of issuance costs
of $51,000	732,000	607,800
Private placement of 107,779 units at $0.90	107,779	97,001
Private placement of 165,000 units at $1.00	165,000	165,000
Private placement of 2,086,400 shares at $1.40 per unit
net of issuance costs of $480,388	2,086,400	2,440,572
Exercise of options at $0.86 per share	50,000	43,000
Exercise of warrants at $1.03 per share	712,000	733,360
Exercise of warrants at $1.05 per share	24,950	26,198
Transfer from contributed surplus on exercise of options	-	48,153
Transfer from contributed surplus on exercise of warrants	-	7,939
Allocation of fair value of warrants	-	(1,452,030)
Bonus shares at a value of $0.75 per share	119,000	89,250
Balance, October 31, 2007	28,296,209	$24,829,330

Summary of Options Granted During the Period .

No options were granted during the three months ended October 31, 2007.

Summary of Marketable Securities Held at the End of the Period

Nil

Summary of Securities at the End of the Reporting Period

Authorized Capital:	unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and Outstanding:	28,296,209 common shares

Number and Recorded Value for Shares Issued and Outstanding

At October 31 2007, the Company had 28,296,209 common shares outstanding having a paid up value of $0.88 per share ($24,829,330).

Description of Options, Warrants and Convertible Securities Outstanding

Total Number of Shares in Escrow or Subject to Pooling Agreement

Type of	Number or	Exercise or	Expiry
Security	Amount	Conversion Price	Date
Stock Options	50,000	$0.86	November 4, 2007
Stock Options	100,000	$1.05	June 25, 2008
Stock Options	400,000	$1.74	October 31, 2008
Stock Options	200,000	$2.40	October 31, 2008
Stock Options	50,000	$2.55	November 10, 2008
Stock Options	100,000	$1.43	March 16, 2009
Stock Options	200,000	$1.44	May 20, 2009
Stock Options	100,000	$1.44	May 25, 2009
Stock Options	25,000	$1.52	June11, 2009
Stock Options	250,000	$1.40	September 2, 2009
Stock Options	250,000	$1.33	September 9, 2010
Stock Options	850,000	$1.23	September 25, 2011
Stock Options	250,000	$1.10	February 23, 2012
Warrants	441,133	$1.60 (1st year)	December 5, 2007
		$2.20 (2nd year)	December 5, 2008
Warrants	1,000,000	$1.60	January 27, 2008
Warrants	4,333,333	$1.60	January 31, 2008
Warrants	117,416	$1.30	November 28, 2008
Warrants	20,000	$1.30	December 27, 2008
Warrants	749,050	$1.10	February 23, 2009
Warrants	107,779	$1.10	August 9, 2009
Warrants	165,000	$1.10	October 11, 2009
Warrants	2,234,600	$1.10	October 19, 2009
Warrants	20,000	$1.10	November 9, 2009

750,000 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999.